FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 11, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for December 11, 2007 and incorporated by reference herein is the Registrant’s immediate report dated December 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: December 11, 2007

BLUEPHOENIX AND CHANNELMAKER ANNOUNCE PARTNERSHIP
TO TARGET LEGACY MODERNIZATION MARKET IN TAIWAN

—	Kick off event of joint activities held in Taiwan on November 22nd in conjunction with HP
—	Attendees included leading Taiwanese banks and insurance companies
—	Event focus on "Migration Solutions for Proprietary Platforms in Financial Services Industry"

HERZLIYA, Israel – December 11, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the formation of a partnership with ChannelMaker Technology Corporation for the development of legacy modernization offerings and co-marketing activities in the Taiwanese market. ChannelMaker is a technology services and legacy migration leader operating in Taiwan since 1992.

Entering the Taiwanese market is strategic for BluePhoenix’s further expansion into mainland China and the Asia/Pacific region. The new partnership with ChannelMaker brings additional value to BluePhoenix’s already strong legacy migration offering, leveraging ChannelMaker’s years of experience in the Taiwanese market and in the area of financial services.

To address the growing market for legacy modernization solutions in Taiwan, BluePhoenix and ChannelMaker will collaborate in co-marketing activities such as the “Migration Solutions for Proprietary Platforms in Financial Services Industry” event that was held recently in Taiwan on November 22. The event was a joint collaboration of ChannelMaker, BluePhoenix and HP. Attendees at the event came from leading companies in the financial services sector who have IBM or UNISYS mainframes in their computing environment.

“Our partnership with ChannelMaker provides us with a great opportunity to further extend our modernization reach to financial organizations in the Taiwanese market,” said Arik Kilman, CEO of BluePhoenix. “We look forward to a long and mutually beneficial relationship with ChannelMaker to jointly provide customers with modernization services and best practice domain expertise, enabling them to achieve rapid ROI with renewed business capabilities.”

“Through this partnership with BluePhoenix, we are able to present a strong value proposition to customers in Taiwan, providing organizations in the financial services sector with market leading solutions and consulting services for legacy modernization,” said Judy Chen, president of ChannelMaker. “We believe that the combination of local market coverage, a firm understanding of customers’ challenges and proven solutions will make this possible.”

About ChannelMaker (www.channelmaker.com.tw)
ChannelMaker Technology was founded in 1992 with a focus on providing financial software and development tools for software developers and system integrators. ChannelMaker, a proven channel partner and technology service leader in Taiwan, has fifteen years of experience providing COBOL consulting and legacy migration services. ChannelMaker serves major Taiwanese customers spanning from financial services to private sector organizations including companies such as Taiwan Deposit & Clearing Corp., Yunta Security, Fu-bon Security, Central Trust Bureau, Bureau of Health Promotion, Central Investigation Bureau, NEC, BULL, Tatung, Syscom, Sysware, President Information Corp, RPTI Information and many others.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com